

May 1, 2012

Via E-mail
Eric N. Smit
Chief Financial Officer
eGain Communications Corporation
1252 Borregas Avenue
Sunnyvale, CA 94089

>   **Re: eGain Communications Corporation**
>   **Form 10-K for the Fiscal Year Ended June 30, 2011**
>   **Filed September 27, 2011**
>   **Form 10-Q for the Quarterly Period Ended December 31, 2011**
>   **Filed February 14, 2012**
>   **File No. 000-30260**

Dear Mr. Smit:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 1. Business, page 1

1.   In your response letter and with a view to future disclosure, describe the material terms of the agreement or arrangements with the customer that contributed 22% of your revenues in 2011. Also, please tell us the name of the customer and provide your analysis as to why you have not filed any written agreements with this customer. In this regard, we note that your business appears to have been substantially dependent upon the customer in the most recently completed year. See Item 601(b)(10)(ii)(B) of Regulation S-K. To the extent any agreements with the principal customer have not been reduced to writing, prepare a written summary of the material terms of the arrangement and file that

document as an exhibit, similar to the disclosure process applicable to oral contracts or arrangements pursuant to Item 601(b)(10)(iii) of Regulation S-K. For guidance, see Regulation S-K Compliance and Disclosure Interpretations, Question 146.04.

Item 1A. Risk Factors, page 9

General

2.   To the extent applicable, include risk factor disclosure informing readers that so long as you are a smaller reporting company, you are not required to include an attestation report of your registered public accounting firm regarding internal control over financial reporting. Such disclosure should describe any potential adverse effects that the absence of such a report could have on your ability to detect weaknesses or errors and the potential direct and indirect material effects on your investors.

3.   In subsequent filings, consider including a discussion of material uncertainties and resultant risks associated with your services under hosting contracts. For example, consider whether there are material uncertainties concerning your ability to secure data of your customers and whether they pose potential risks. Also consider whether there is a material possibility you may be viewed as a co-actor or facilitator of statements or actions of customers for your cloud hosting services and whether there are material risks resulting from such circumstances.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 24

4.   You state that due in part to your limited operating history, you believe that period-to-period comparisons of your revenue and operating results may not be meaningful and should not be relied upon as indications of future performance. We note, however, that you were incorporated and have been operating since September 1997. Please reconcile the statement regarding your "limited operating history" with the fact that you have conducted operations for more than a decade.

Results of Operations, page 28

5.   We note that in your Form 8-K filed on August 31, 2011 you disclose and discuss "new hosting and license bookings." We also note that in your Form 8-K filed on February 8, 2012 you disclose "gross bookings." Please tell us whether you consider these measures to be key performance indicators that may be necessary to understand and evaluate your operating results and tell us what consideration was given to disclosing these "bookings" measures in your MD&A. Please refer to Section III.B.1 of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 54

6.   Please describe, in detail, your methodology for establishing VSOE for each of your services. Describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc). Where VSOE is based on stated renewal rates, please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Where VSOE is based on stand-alone sales, provide the volume and range of stand-alone sales used to establish VSOE.

Note 5. Income Taxes, page 64

7.   We note the impact your foreign operations have had on your effective income tax rate. Please provide us with a breakdown of the components included in the "foreign taxes" line item in your effective tax rate reconciliation for each period presented, and tell us what consideration was given to providing further quantitative breakdown of this line item in your disclosure. Please refer to Rule 4-08(h)(2) of Regulation S-X.

8.   Please tell us whether you have undistributed earnings of foreign subsidiaries and if so, what consideration was given to the disclosure requirements of ASC 740-30-50.

Part III (Incorporated by Reference From Definitive Proxy Statement Filed October 11, 2011)

Security Ownership of Certain Beneficial Owners and Management, page 9

9.   Confirm, if true, that neither Dr. Wolfson nor Mr. Scott exercise sole or shared voting or dispositive powers with respect to the shares held of record by Oak Hill Capital Management Inc. In this regard, we note that Mr. Scott is reported to a principal of Oak Hill Capital Management Inc. and you report in footnote 1 to your beneficial ownership table that Dr. Wolfson is one of eight members of OHCP MGP, LLC. In addition, confirm, if true, that the members of OHCP MGP LLC do not share the voting or dispositive powers with respect to your shares held by Oak Hill Capital Management Inc.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 12. Litigation, page 11

10.   We note that you settled the claims related to the Microlog litigation. We also note your disclosure on page 21 regarding the legal expenses related to the "one-time legal settlement." Please tell us more about the nature and amount of the settlement. Also, tell us how your disclosures in your Form 10-K for the fiscal year ended June 30, 2011 addressed any reasonably possible additional losses related to this litigation. Please refer to ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief